UNITED STATES
                              SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

                              INFORMATION TO BE INCLUDED IN THE STATEMENTS
                              FILED PURSUANT TO RULES 13d-1(b) AND (c) AND
                              AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Amendment No. 2)



                               HENRY SCHEIN, INC.
                                (Name of issuer)



                              Common Stock, par value $0.01 per share
                              (Title of class of securities)



                                    806407102
                                 (CUSIP number)





* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









CUSIP No. 806407102           13G


1    NAME OF REPORTING PERSON
     Trust established by Marvin H. Schein under Trust Agreement dated May 15, 1995.

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                       (b) [x]



3    SEC USE ONLY



4    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States


     NUMBER OF           5    SOLE VOTING POWER        0
     SHARES
     BENEFICIALLY        6    SHARED VOTING POWER      1,908,199
     OWNED BY
     EACH                7    SOLE DISPOSITIVE POWER   0
     REPORTING
     PERSON              8    SHARED DISPOSITIVE POWER 1,908,199
     WITH


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,908,199


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                        [x]


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     5.4%


12   TYPE OF REPORTING PERSON*
     00


               *SEE INSTRUCTIONS BEFORE FILLING OUT


Item 1(a).     Name of Issuer:

     The name of the Issuer is Henry Schein, Inc. (the
"Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The address of the Company's principal executive office is 135 Duryea Road, Melville, New York 11747.

Item 2(a).     Name of Person Filing:

     The name of the person filing is the Trust established by Marvin H. Schein under Trust Agreement dated May 12, 1995 (the
"Trust").

Item 2(b).     Address of Principal Business Office or, if None,
Residence:

     The address of the Trust's principal business office is c/o
Leslie J. Levine, Ackerman, Levine & Cullen LLP, 175 Great Neck
Road, Great Neck, New York  11021.

Item 2(c).     Citizenship:

     Not applicable.

Item 2(d).     Title of Class of Securities

     This Schedule relates to the Common Stock, par value $.01 per share ("Common Stock") of the Company.

Item 2(e).     CUSIP Number:

     The CUSIP number of the Common Stock is 806407102.

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
                         Not Applicable

     (a) [ ] Broker or Dealer registered under Section 15 of the Act

     (b)  [ ]  Bank as defined in section 3(a)(6) of the Act

     (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

     (d) [ ] Investment Company registered under section 8 of the Investment Company Act

     (e) [ ] Investment Advisor registered under section 203 of the Investment Advisors Act of 1940

     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
               Retirement Income Security Act of 1974 or
               Endowment Fund; see 13d-1(b)(1)(ii)(F)

     (g)  [ ]  Parent Holding Company, in accordance with
               13d-1(b)(1)(ii)(G) (Note:  See Item 7)

     (h)  [ ]  Group, in accordance with 13d-1(b)(1)(ii)(H)

Item 4.   Ownership

     As of December 31, 1997, the Trust was the beneficial owner of 1,908,199** shares of Common Stock, which represents 5.4% of the class. As of December 31, 1997, the Trust had the shared power to vote, or direct the vote of, and dispose, or direct the disposition of, 1,908,199 shares of Common Stock.

______________________________
** Does not include (i) 713,659 shares of Common Stock owned by Marvin H. Schein, (ii) 901,680 shares of Common Stock owned by three trusts established by Marvin H. Schein under Trust Agreements dated September 9, 1994, April 5, 1996 and
     April 9, 1997 and two charitable trusts established by Marvin H. Schein under Trust Agreements dated September 12, 1994 and December 26, 1995, of which Marvin H. Schein and Leslie J. Levine, are co-trustees, and (iii) 4,369,078 shares of Common Stock (other than the shares included in Item 4) held by certain other stockholders of the Company that are subject to the Amended and Restated HSI Agreement ("HSI Agreement"), dated as of February 16, 1994, between certain of the Company's stockholders and the Company, which generally provides that (a) the Voting Trust under agreement dated September 30, 1994 among certain stockholders of the Company and Stanley M. Bergman, as voting trustee (the "Voting Trust"), Pamela Schein, the Trust established by Pamela Joseph under Trust Agreement dated February 14, 1994, Marvin H. Schein, Stanley M. Bergman, Martin Sperber, James
     P. Breslawski, and Steven Paladino, (b) the spouse (or former spouse), children, grandchildren or direct lineal descendants of, or parents of, any of the persons in (a),
     (c) any estate of the persons in (b), (d) any executor, guardian, committee, or other fiduciary acting in such capacity (and the estates and trusts for which they so act) solely on behalf or for the benefit of any person referred to in (a) or (b), and (e) any entity owned exclusively by any person referred to in (a) and/or the individuals or entities referred to in (b), (c) or (d), must vote all shares of the Company's voting securities over which they have voting control for the Company's nominees to the Board of Directors, which nominees are selected in part by each of


Item 5.   Ownership of Five Percent or Less of a Class

     Not applicable.


Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.

     Marvin H. Schein and Leslie J. Levine, as co-trustees of the
Trust, share the right with the Trust to direct the receipt of dividends from, or the proceeds from the sale of, the 1,908,199 shares owned by the Trust.


Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company

     Not applicable.


Item 8.   Identification and Classification of Members of the
Group

     Not applicable.


Item 9.   Notice of Dissolution of the Group

     Not applicable.


Item 10.  Certification

     Not applicable.



______________________________
     Stanley M. Bergman, Marvin H. Schein, Pamela Joseph, and Pamela Schein. Pursuant to the HSI Agreement, Stanley M. Bergman, Marvin H. Schein, Pamela Joseph, and Pamela Schein will each select a certain number of nominees for the Company's Board of Directors in accordance with the HSI Agreement until the earlier of the termination of the Voting Trust or January 1, 1999, subject to extension under certain conditions to January 1, 2004, unless certain changes occur in Marvin Schein's ownership of Common Stock or other changes occur in the Company's management. Currently, Mr. Schein, Ms. Joseph, and Ms. Schein are entitled to select one nominee each to the Board of Directors and Mr. Bergman is entitled to select the remaining nominees to the Board of Directors.

                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 1998





                    /s/ Marvin H. Schein
                    Marvin H. Schein, as co-trustee of the Trust
                    established by Marvin H. Schein under Trust
                    Agreement dated May 15, 1995


                    /s/Leslie J. Levine
                    Leslie J. Levine, as co-trustee of the Trust
                    established by Marvin H. Schein under Trust
                    Agreement dated May 15, 1995